

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2020

Jeff Clarke
Co-Chief Executive Officer
E.Merge Technology Acquisition Corp.
533 Airport Blvd., Suite 400
Burlingame, CA 94010

> **Re: E.Merge Technology Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 16, 2020**
> **CIK 0001814728**

Dear Mr. Clarke:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted June 16, 2020

Summary, page 1

1. We note that the Summary contains specific financial and performance information for companies other than the issuer. For example only, we note your discussion of Concur Technologies's annual revenues and share price appreciation as well as your discussion of EFI's annual revenue. Please remove from the Summary section this type of information for companies other than the issuer. In addition, we note that similar disclosure appears in your Proposed Business section on page 76. If you choose to retain this performance information, please also discuss whether financial performance and share price appreciation amounts may have been impacted by general market trends or external factors unrelated to management action. In addition, please expand your disclosure to

provide a more balanced and complete discussion of performance that discusses material adverse business developments with greater specificity to the companies and management members being discussed.   In this respect, we note your statement on page 78 that management has been involved with "businesses and deals that were unsuccessful."

The Offering, page 9

2.   We note disclosure in your Risk Factor section that indicates that there may be instances wherein public shareholders may receive less than $10.00 per share upon redemption. Please revise your disclosure on page 19 to clarify that there is no guarantee that investors may receive $10.00 per share upon redemption.

Risks, page 27

3.   Please also disclose in this section that your officers and directors have no experience with blank check companies or special purpose acquisition companies.

Exclusive forum for certain lawsuits, page 130

4.   We note that your exclusive forum provision does not apply to actions arising under the Securities Act or Exchange Act. Please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

 You may contact Peter McPhun at 202-551-3581 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Erin E. Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction